EXHIBIT 4.15
Contract on the Transfer of Use Rights of State-owned Land in Wuxi
Xi Xin Guo Tu Zi Jian chu He (2006) No. 120
Chapter I General Provisions
Article 1. Both parties hereto:
Assigner: Wuxi Municipal Bureau of State Land and Resources;
Assignee: Zastron Precision-Tech (Wuxi) Limited;
In accordance with The Land Administration Law of the People’s Republic of China, The Law of the People’s Republic of China on Urban Real Estate Administration, The Contract Law of the People’s Republic of China, other laws and regulations, as well as relevant provincial and municipal regulations, parties hereto enter into the contract with the principle of equality, free will, compensation, faith and credit.
Article 2. The assigner shall assign the land use rights according to the legal authorization, with the proprietorship of the assigned land belonging to the People’s Republic of China. The country possesses the right of jurisdiction, executive power awarded by the Constitution and the laws, other powers executed by the country as per the regulations of the laws of the People’s Republic of China as well as rights required by the social public interests. The underground resources, hidden properties as well as municipal and public utilities do not fall under the scope of the transfer of land use rights.
Chapter II Delivery of Assigned Land and Payment of Assignment Fees
Article 3. The plot assigned by the assigner to the assignee is No. B14-A Plot located in Wuxi National High and New Technology Industry Development District. The area assigned is 47,883 square meters. Details on four boundaries of a piece of land and boundary point coordinates are shown in the attached chart to the contract, which shall be confirmed by the parties hereto with signature.
Article 4. The plot assigned hereunder is for industrial use.
Article 5. The plot assigned by the assigner shall be assigned to the assignee with the current land conditions.
Article 6. The land use rights assignment hereunder shall have a period for 50 years, i.e., from Dec. 25th, 2006 to Dec. 24th, 2056.
Article 7. The assignment fees for land use rights hereunder shall be 180 RMB Yuan per square meter, with the total amount of 8,618,940 RMB Yuan. The fees for assignment referred to hereunder shall not include municipal infrastructure supporting fees and other construction fees.
Article 8. Within 30 days after the parties hereto sign the contract, the assignee must pay to the assigner 20% of the total amount of assignment fees for land use rights, namely 1,723,790 RMB Yuan as the earnest money for fulfilling the contract. The earnest money shall be offset as the assignment fees for land use rights.

Article 9. The assignee agrees to pay, within 60 days after the signature of the contract by the parties hereto, the assigner due fees for assignment of land use rights amounting to 8,618,940 RMB Yuan.
The assignee agrees to remit the fees for assignment of land use rights required for payment hereunder according to the stipulations above into the assigner’s opening bank: the Agricultural Bank of China, Wuxi New District (WND) Branch, with the account name: Wuxi Municipal State Land and Resources Bureau WMD Branch, and account No.: 635001040009707.
Chapter III Land Development, Construction & Utilization
Article 10. Before signature of the contract, the parties hereto have conducted a field survey and validated boundary posts on all boundary points according to coordinates indicated in the attached Assigned Piece of Land Boundary Location Map. The assignee shall properly protect the land boundary posts without unauthorized changes. When the boundary posts are damaged or moved, the assignee shall immediately submit to the assigner the written report, applying for the duplicate boundary measurement and resumption of boundary posts.
Article 11. When the assignee constructs the buildings within the land piece hereunder, the following requirements must be complied with:
(1)	The nature of the building shall be to construct the project for industrial use;

(2)	The building floor area ratio (FAR): > 1.05;

(3)	The building density: > 49.7%;

(4)	The greening ratio: < 23.42%;

(5)	The building energy conservation shall be implemented as per the stipulations set forth in Notice from Wuxi Municipal Construction Bureau on Implementation Opinions Concerning Further Strengthening Newly Built Civil Construction Energy Conservation Management Work in Wuxi Forwarded by Wuxi Municipal People’s Government Office [Xi Zheng Ban Fa (2005) No. 127].

(6)	Other planning requirements shall be implemented as per the stipulations set forth in Regulations on Urban Planning and Administration Technologies in Jiangsu Province and Wuxi City.
The assignee agrees that the total investment amount for the assigned piece of land hereunder shall not be below 63 million USD. The assignee agrees that the investment amount for project-fixed assets the assigned piece of land shall not be below 38 million USD, which has been approved or registered on record. The investment intensity for the unit land area shall not be below 6.84 million RMB per mu. Among them, the project fixed asset investment includes the buildings, structures, equipment investments and land prices, etc..

The assignee agrees that the portion used for in-house administration, office and living service facilities among the assigned piece of land shall not exceed 7% of the area of the assigned piece of land, i.e., 3352 square meters. The assignee shall not build non-production facilities, including full set of residences, expert residences, hotels, guesthouses and training centers.

Article 12. The assignee agrees to start construction before April 8th, 2007, complete a construction engineering work load with the construction area being no less than 25% of the total construction area which can be built before Sept. 8th, 2007, and complete the project construction as well as apply for completion check and acceptance before Sept. 8th, 2008. In case of failure to start construction as scheduled, the assignee agrees that the state land administration department in WND readjusts the use of the plot assigned to the assignee according to the requirements of WND. After the assignee finalizes the clear date for start of construction, the state land administration department in WND shall then provide the appropriate plot to the assignee according to the circumstances at the time.

In case of delay in completion, the assignee shall submit the application with full reason for delay to the consigner 30 days prior to the expiration of construction term. When the consigner agrees on the delay in construction, the dates for project completion and application for completion check and acceptance can be postpones accordingly as per the time agreed on delay in construction, provided that the delay period shall not exceed 3 months.
Article 13. When conducting construction within the assigned piece of land, the assignee shall handle water, electricity, sewage and other condition facilities with the main pipelines outside the piece of land, interfaces of power utilization and transformer substations as well as the introduction engineering according to relevant regulations. In respect of urban construction management such as greening, sanitation, environmental protection, firefighting safety, traffic management, design and construction, the assignee shall comply with the relevant regulations of the state, Jiangsu Province and Wuxi City.

The assignee agrees that the all kinds of conduits and pipelines laid by the government for the needs of public utilities enter, exit, pass through and cross the assigned piece of land; it shall guarantee that the governmental administration, public security, firefighting, rescue workers together with their emergency apparatuses and vehicles, etc. can smoothly enter the assigned piece of land during conducting emergency relief or implementing public services.
Article 14. Within 30 days since the date of paying off the fees for assignment on land use rights according to the stipulations set forth hereunder, the assignee shall apply to the assigner for handling of land registration according to the regulations with the contract and the payment voucher on fees for assignment on land use rights, receive State-owned Land Use Certificate, as well as obtain use rights of the assigned land.

The assigner shall, within 30 days since the date of receiving the application for land registration, handle the registration of use rights of the assigned land as well as issue State-owned Land Use Certificate to the assignee according to the laws.
Article 15. The assignee must reasonably utilize the land according to the laws. All its activities on the assigned piece of land shall not damage or destroy the ambient environment or facilities, and the assignee shall be responsible for compensating on losses incurred upon the state or others.

The assignee or its entrusted engineering construction units shall timely repair or repeatedly lay damaged open trenches, water channels, cables and other pipeline facilities and buildings, etc. within the neighboring sections as a result of construction, and bear corresponding expenses. Within the term of land use rights, the assignee shall properly protect the municipal facilities within the piece of land without damage upon it, or it shall bear all expenses required by the repair work.
Article 16. Within the assignment term, the assignee must utilize the land as per the land utilization conditions including land use, building floor area ratio, building density and green land percentage as stipulated hereunder. In case of needs in changes on the land utilization conditions including land use, building floor area ratio, building density and green land percentage as stipulated hereunder, the relevant approval procedures must be handled according to the laws. Furthermore, the application must be submitted to the assigner, and the approval from the assigner must be obtained. The agreement on changing land use right assignment contract shall be signed, or the land use right assignment contract shall be resigned. The fees for assignment of land use rights shall be adjusted accordingly, and the land change registration shall be processed.
Article 17. The government shall reserve the urban planning adjustment rights on the piece of land hereunder. In case of changes made to the original land utilization plan, the existing buildings on the piece of land will not be influenced. However, when the alternation, renovation and rebuilding of buildings and attachments on the piece of land within the use term are made or the renewal is applied for upon the expiration, the effective plan at the time must be followed.
Article 18. The assigner shall not take back the land use rights, obtained by the assignee according to the laws, prior to the expiration of use lifetime stipulated hereunder; in case that the land use rights must be taken back in advance according to the needs of social public interests under special case, the assigner should submit a report for approval according to the legal procedure, and grant the assignee with the corresponding compensation based on the values of aboveground buildings and other attachments during the recovery plus the land use right price of the remaining years.
Chapter IV Transfer, Rent and Mortgage of Land Use Rights
Article 19. After having paid all the fees for assignment of land use rights as required by the stipulations hereto, received of State-owned Land Use Certificate, as well as obtaining the use rights of the assigned land, the assignee shall be entitled to transfer, rent and mortgage all or part of land use rights hereunder. However, when it’s the first time that the land use rights of the remaining years are transferred (sold, exchanged or presented), the assigner shall determine that it complies with the conditions that the investment and development is conducted as per the stipulations set forth hereunder, and over 25% of the total development and investment amount shall be completed.
Article 20. When the land use rights are transferred or mortgaged, the transferring and mortgaging parties must sign written contracts on transfer and mortgage; if the renting period of land use rights exceeds six months, the lessor and lessee shall sign written contract on renting.

The contract of transfer, mortgage and renting of land use rights shall not violate the state’s laws, regulations and stipulations set forth hereunder.
Article 21. Along with the transfer of land use rights, the rights and obligations clearly defined in the contract and registration documents shall be transferred. After transfer, the years for its land use rights shall be the use life stipulated hereunder less the remaining years after the years already used. After all or part of land use rights hereunder are rent, the rights and obligations clearly defined in the contract and the registration document shall be still borne by the assignee.
Article 22. Along with the land use rights being transferred, leased or mortgaged, the aboveground structures and other attachments will also be transferred, leased or mortgaged. Along with aboveground structures and other attachments being transferred, leased or mortgaged, the land use rights will also be transferred, leased or mortgaged.
Article 23. When the land use rights are transferred, leased or mortgaged, the transferring, leasing or mortgaging parties hereto shall, within 30 days since the date of signing the corresponding contract, go to the land administration department with the contract, relevant contracts on transfer, lease or mortgage, as well as State-owned Land Use Certificate for application and handling of land registration.
Chapter V Term Expiration
Article 24. If the use years stipulated hereunder expire and the land user needs continued use of piece of land hereunder, the land user shall submit renewal application to the assigner 360 days prior to the expiration. Except when it’s required by the social public interests to take back the land hereunder, the assigner shall approve the application.

When the assigner agrees on the renewal, the assignee shall handle the procedure of compensated use of land according to the laws, resign the contract on compensated use of land with the assigner, as well as pay the fees of land use with compensation.
Article 25. When the term of land assignment expires and the assignee has not submitted the application for renewal, or has not got approval according the stipulations set forth in Article 24 hereunder although applying for renewal, the assignee shall return the State-owned Land Use Certificate, and the assigner shall represent the state in taking back the land use rights and handle the registration of writing off state-owned land use rights.
Article 26. When the term of land assignment expires and the assignee fails to apply for renewal, the land use rights hereunder and aboveground structures and other attachments shall be taken back without compensation by the assigner on behalf of the state, and the assignee should maintain the normal use functions of aboveground buildings and other attachments without manmade damages. If the aboveground buildings and other attachments lose their normal use functions, the assigner can ask the assignee to move or remove aboveground buildings and other attachments as well as resume the site leveling.
Article 27. When the land assignment term expires and the assignee puts forth application for renewal while the assigner doesn’t approve the renewal according to the stipulations in Article 24 hereunder, the land use rights shall be taken back by the assigner on behalf of the state. However, regarding the aboveground buildings and other attachments, the assigner should provide the assignee with relevant compensations based on the residual values of aboveground buildings and other attachments during recovery.
Chapter VI Force Majeure
Article 28. Neither party hereto shall be responsible for part or all non-performance thereof due to force majeure, but should take all necessary corrective measures under the allowable conditions so as to reduce losses resulting from force majeure. Either party delaying in performance leading to force majeure shall not be exempted from the responsibility.
Article 29. Either party encountering force majeure shall notify the other party, in such written forms as letters, telegraphs, telefaxes and faxes, the conditions of the event within 48 hours, and, within 3 days after the occurrence of the event, submit to the other party one report on reasons for non-performance of the contract or part hereof, or needs for delay in performance.
Chapter VII Obligations for Breach of Contract
Article 30. The assignee must pay the fees for assignment of land use rights in accordance with the stipulations set forth hereunder. If the assignee fails to pay the fees for assignment of land use rights due, he shall pay a penalty by 2‰ of the delayed payments per day since the date of delay in payment to the assigner. If the assignee fails to pay off the amounts due beyond 30 days, the assigner shall be entitled to cancel the contract after notifying the assignee and take back the land use rights. The assignee shall not be entitled to ask for return of earnest money, and shall pay the compensation to the assigner by 20% of all the fees for assignment of land. The assigner shall deduct the earnest money, compensation and penalty from the collected fees for assignment on land use rights, and then return the balance to the assignee. The total amount of penalty shall not exceed that of fees for assignment of land use rights by 20%.
Article 31. When the assignee pays the fees for assignment on land use rights as stipulated hereunder, the assigner must offer the assigned land on time according to the agreement hereunder. If the assigner fails to offer the assigned land on time resulting in the assignee is delayed in occupying the piece of land hereunder, the assigner shall pay a penalty to the assignee by 2‰ of the already-paid fees for assignment on land use rights of the unpaid land part for every delayed day. If the assigner delays in delivering the land beyond 30 days, the assignee shall be entitled to cancel the contract on land of unpaid part, and the assigner shall return double earnest money for the land of unpaid part, and return the other part of already-paid fees for assignment on land use rights for the unpaid part of land. The assignee can ask the assigner to compensate on other losses resulting from breach of contract on the unpaid part of land. The total amount of penalty shall not exceed that for land use rights of unpaid part by 20%.
Article 32. The assignee shall conduct development and construction according to the stipulation set forth hereunder. In case that no construction and development is not started beyond one year exceeding the date for construction and development as stipulated hereunder, the assigner can collect land inactivity fees from the assignee; if no construction and development is initiated beyond two years, the assigner can take back the land use rights without any compensation, except the delay in construction and development resulting from the force majeure, acts of the government and relevant governmental departments or the initial-phase work required by the construction and development.

When the assignee starts construction according to the date as stipulated in Article 12 hereunder, but the already-developed and constructed area occupies no more than one-third of the total construction area, or the already-invested amount occupied no more than 25% of the total investment amount, and the development and construction has been suspended for a full year without approval, it’s also seen as land inactivity, and the assigner shall be entitled to collected the fees on land inactivity to the assignee.

Both the assigner and the assignee agree that the fees for land inactivity as stipulated in this article shall be collected by 15% of the total amount of fees form assignment of land.
Article 33. If the assignee terminates the project investment and construction due to its own reason and proposes to the assigner to terminate the performance of the contract and applies for return of land, the assigner shall report it to the municipal people’s government for approval, after which, it shall return all or part of fees for assignment of land use rights (excluding the interest rates) except the earnest money as stipulated in Article 8 hereunder by differentiating conditions and according to the following stipulations, and take back the land use rights. However, the as-built buildings and structures within the piece of land shall not be compensated. The assigner can also require the assignee to remove all as-built buildings and structures as well as resume the site leveling.

(1) When the assignee applies to the assigner in no less than 60 days prior to the expiration of construction initiation date as stipulated hereunder, the assigner shall return the already-paid fees for assignment on land use rights to the assignee after deduction of the earnest money;

(2) When the assignee applies to the assigner in no less than 60 days prior to the expiration of two years (more than one year but less than two years) from the construction initiation date as stipulated hereunder, the assigner shall return the remaining already-paid fees for assignment on land use rights to the assignee after deduction of the earnest money as stipulated in Article 8 hereunder and collection of the land inactivity fees as per the stipulations set forth in the article.

Article 34. When the assignee reduces the project investment scope due to its own reason resulting in the inactivity of part of the construction-use land, which possesses the conditions for division and can be reused for development and construction, the assignee must put forth application for returning corresponding area of construction-use land 90 days prior to the completion of project construction. After getting approval from the municipal people’s government, the assigner and the assignee shall enter into the agreement on changing contract on assignment of land use rights, whereby the assigner shall take back the land use rights of the corresponding part, and return the fees for assignment of land relating to the recovered land to the assignee after the deduction of corresponding percentage of earnest money.
Article 35. If the assignee fails to compete the project construction and apply for completion check and acceptance as per the date stipulated in Article 12.1 hereunder or the otherwise agreed date approved for delayed construction in Article 12.2, it shall pay to the assigner a penalty by 0.5‰ of the total amount of fees for assignment of land use rights for every delayed day.

Within 60 days after the check and acceptance of project completion, the assignee shall provide the assigner with the data on project completion, check and acceptance as well as data relating to final cost and audit reports on project completion, the assigner shall re-check the actual investment intensity and land utilization intensity of the piece of land as per the investment amount, investment density, land utilization density and other indexes as stipulated in Article 11 hereunder. If the actual investment intensity and land utilization intensity of the assignee fails to meet the indexes as agreed by the parties hereto, the breach of contract exists, whereas the assigner shall be entitled to charge a penalty and can ask the assignee to continue fulfilling the contract.

If the total project investment amount, amount on fixed assets investment and investment intensity of unit land area fails to reach the standard as stipulated in Article 11 hereunder, the assigner can ask the assignee to pay a penalty equal to the same-percentage fees for assignment of land use rights as per the percentage of actual balance part among the agreed total investment amount and investment intensity index.

If any index, either project building floor area ratio or building density, fails to reach the standard as stipulated in Article 11 hereunder, the assigner can ask the assignee to pay a penalty equal to the same-percentage fees for assignment of land use rights as per the percentage of actual balance part among the agreed standard.

If any index, either the greening percentage or the percentage of in-house administration, office and residential service, exceeds the standard as stipulated in Article 11 hereunder, the assignee should pay to the assigner a penalty amounting to 10% of the total amount equal to fees for assignment of land use rights, as well as remove the corresponding greening and building facilities by itself.
Article 36. If the land delivered by the assigner fails to reach the conditions as stipulated hereunder, it shall be deemed as breach of contract. The assignee shall be entitled to ask the assigner to fulfill the obligations as per the stipulated conditions, as well as compensate on the direct losses incurring upon the assignee due to the delay in performance.
Chapter VIII Notice and Explanation
Article 37. The notices required or allowed by the contract shall become effective upon delivery to the residence marked in the contract.
Article 38. Either party making changes to notice, communication address or opening bank and bank account shall notify the other party the new address or opening bank and bank account to the other party within 15 days after the change. The losses resulting from delay in notice by either party shall be the responsibility of the failing party.
Article 39. The parties hereto confirm that the assigner has fulfilled its obligations of making full explanations and the assignee has a full understanding of the relevant issued hereunder.
Chapter IX Applicable Laws and Dispute Resolution
Article 40. The signing, validity, interpretation, fulfillment and dispute resolution of the contract shall be governed by the laws of the People’s Republic of China.
Article 41. All disputes during execution or in connection with the contract shall be settled through the consultations by the disputing parties hereto. In case that no agreement in reached, the parties hereto agree to submit it to Wuxi Arbitration Council for arbitration.
Chapter X Supplementary provisions
Article 42. The plan for assignment of piece of land hereunder shall be approved by Wuxi Municipal People’s Government, and the contract shall become effective since the date of signature by the parties hereto.
Article 43. The contract shall be made in sextuplicate possessing equal legal validity, with the assigner and the assignee each holding three copies.
Article 44. The contract includes 10 pages in total, and is formally written in Chinese.
Article 45. The amount, area and other items hereunder shall be indicated in both Chinese numerical and small letters, both of which should be identical. In case of any discrepancy, the Chinese numerical indication shall prevail.
Article 46. The contract is entered into on                     (Date) of 200 ___ in Wuxi, Jiangsu, PRC.

(SEAL)

Piece of Land (Boundary Location) Map
Ximei Road
Meijingbang
Zastron Precision-Tech (Wuxi) Limited
Planned Xinyun S. Rd.
Clear Space
Wuxi 3-D Mapping Tech. Co., Ltd.
Mapped by: Li Xinzhuang           Checked by: Zhu Xiaojuan            April 28th, 2006
Lei Lai Fong

Article 47. Any matters not mentioned hereunder shall be taken as the attachment hereof after the agreement by both parties, which shall possess the equal legal validity to the contract.

Assigner: Wuxi Municipal Bureau of State Land and Resources (Seal)	Assignee: Zastron Precision-Tech (Wuxi) Limited (Seal)
Legal Representative (Authorized Agent):	Legal Representative (Authorized Agent):
(Signature)	(Signature) Lei Lai Fong
Tel: 82756873	Tel:
Add: 77, Chongning Road, Wuxi City	Add: No. A Plant, Plot B14, Wuxi National High and New Technology Industry Development District
Fax: 82756873	Fax:
Post Code: 214001	Post Code: